September 16, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	MusclePharm Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 16, 2015

File No. 000-53166

Dear Mr. Riedler:

MusclePharm Corporation (the “Company”) hereby submits a response to comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff letter, dated August 26, 2015, addressed to the Company’s Chief Financial Officer, John Price with respect to the Company’s filings with the Commission referenced above.

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Business

Intellectual Property, page 9

1.	Please expand your patent-related disclosure to provide the following information regarding your material patents and patent applications:

•	Specific products, product groups and technologies to which such patents relate;
•	Whether the patents are owned or licensed from third parties;
•	Type of patent protection such as composition of matter, use or process;
•	Patent expiration dates;
•	Identification of applicable jurisdictions; and
•	Contested proceedings and/or third-party claims.

Response: The Company does not believe there are any patents or patent applications that are material to its business. Accordingly, the Company has not expanded the patent-related disclosure to include the information requested by the Staff. Notably, the Company’s products do not rely upon patent protection and the patents referenced were acquired from a bankruptcy sale and relate to technologies not presently relied upon by the Company. Should any patents or patent applications become material to the Company’s business in the future, the Company will expand its patent-related disclosure to provide the requested information.

Definitive Proxy Statement filed April 30, 2015

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

2.	Please amend your Form 10-K to update the information required by Item 405 of Regulation S-K for the fiscal year ending December 31, 2014.

Response: The information required by Item 405 of Regulation S-K has been disclosed in the Company’s proxy statement filed with the Commission on July 8, 2015 which inadvertently included a typographic error. The time period covered by the above disclosure should have been 2014 instead of 2013. Upon further review, the Company concludes that all named executive officers and directors filed the required reports on a timely basis under Section 16(a) of the Exchange Act, other than (i) former director Andrew Lupo one day late in filing a Form 3 and (ii) John Bluher 16 days late in filing a Form 4. As discussed telephonically with the Staff on September 10, 2015, the Company hereby proposes to provide the information required by Item 405 of Regulation S-K for the fiscal year ending December 31, 2014 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, rather than amending the Form 10-K for the fiscal year ending December 31, 2014 solely to include this disclosure.

Compensation of Executive Officers, page 27

3.	Please revise your Form 10-K to include a table containing information about grants of plan-based awards as required by Item 402(d) of Regulation S-K. Please also include a table containing information about option exercises and stock vested as required by Item 402(g) of Regulation S-K.

Response: There are no outstanding plan-based awards as of the December 31, 2014 and accordingly, it is not required to provide the information required by Item 402(d) and 402(g) of Regulation S-K. Should the Company grant any plan-based awards in the future, it undertakes to include the information required by Item 402(d) and 402(g) of Regulation S-K in its Annual Report on Form 10-K for the applicable period.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Very truly yours,

MusclePharm Corporation

By:	/s/ John Price
John Price, CFO